CHINA SUNERGY CO., LTD. No. 123 Focheng West Road Jiangning Economic & Technical Development Zone Nanjing, Jiangsu 211100, People’s Republic of China (86 25) 5276 6688

January 30, 2015

VIA EDGAR

Mr. Martin James, Senior Assistant Chief Accountant

Ms. Kate Tillan, Assistant Chief Accountant

Ms. Li Xiao, Staff Accountant

Division of Corporation Finance

United States Securities and

Exchange Commission (the “Commission”)

Washington, D.C. 20549

United States

Re:	China Sunergy Co., Ltd. (the “Company”)

Form 20-F for the fiscal year ended December 31, 2013

Filed April 29, 2014

File No. 001-33433

Dear Mr. Martin James, Ms. Kate Tillan and Ms. Li Xiao,

Set forth below are the Company’s responses to the comments contained in the letter dated December 3, 2014, regarding Annual Report on Form 20-F filed April 29, 2014 (the “Annual Report”), from the staff of Commission (the “Staff”). The comments are repeated below and followed by the responses prepared by the Company in response to these comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 18. Financial Statements

Note 7. Bank Borrowings, page F-25

1.	In response to prior comment 8 you told us that the fixed deposits that guarantee your short and long-term borrowings are reflected in restricted cash. Since restricted cash is only $194.2 million as of December 31, 2013, please reconcile where the guarantees are reflected on your balance sheet. In future filings, please disclose where you classify the fixed deposits.

January 30, 2015

The Company respectfully advises the Staff that the required deposits are usually equivalent to 50% of the borrowings in mainland of China, but the actual percentage varies between specific loan agreements.

Total borrowings guaranteed by deposits as of December 31, 2013 were $237.9 million ($211.1 million of short term and $26.8 million of long term). As of December 31, 2013, the restricted cash balance was $194.2 million and $138.7 million were deposits for borrowings, which represented approximately 58% of the corresponding borrowings.

The Company also respectfully advises the Staff that it will revise Footnote 2(d) and disclose the classification of such fixed deposits in Footnote 2(d) as follow (added text is underlined, and deleted text is ~~struck out~~):

"Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Restricted cash represents bank deposits for securing letters of credit, letter of guarantee, bank promissory notes, foreign exchange forward contracts and ~~bank guarantees that are not available for use in operations.~~fixed deposits that guarantee the short-term and long-term loans as disclosed in Footnote 7. These bank deposits are not available for use in operations."

Note 15. Related Party Transactions and Balances, page F-41

2.	From your response to prior comment 10, we note that approximately $75 million represents a prepayment for inventory from CEEG (Nanjing) Semiconductor Co., Ltd. You also told us that you plan to settle this prepayment via future inventory supply or return of cash over the next one or two years, depending on your operating results. Considering your ability to use the prepayment through inventory purchases and CEEG Semi’s ability to repay the amount, please tell us about your analysis of the impairment of the prepayment as of December 31, 2013.

The Company respectfully advises the Staff that following factors have been taken into consideration in its analysis of the prepayment's impairment as of December 31, 2013:

January 30, 2015

1)	In November 2013, the Company entered into an agreement with CEEG Semi, under which CEEG Semi agreed to settle the prepayment balance of $75 million via inventory supplies or return of cash;

2)	The Company purchased $21.4 million of raw materials from CEEG Semi in year 2013, which indicated that it has the ability to use the prepayment through inventory purchases in the following years;

3)	Subsequent to the year ended December 31, 2013, CEEG Semi returned approximately $15.2 million in cash to the Company pursuant to the agreement mentioned above, which indicated CEEG Semi's willingness and ability to settle the prepayment balance.

Therefore, the Company believed as of December 31, 2013, the prepayment balance could be settled via future inventory purchases and cash payments, and as a result, there was no need of impairment.

If you have any questions regarding the Annual Report, please do not hesitate to contact the undersigned at +86-25-5276 6666-6559, or tingxiu.lu@chinasunergy.com.

Very truly yours,

/s/ Tingxiu Lu
Tingxiu Lu

Chairman and Chief Executive Officer

cc: Shiliang GUO, Acting Chief Financial Officer

Jeffrey J. Sun, Orrick, Herrington & Sutcliffee LLP

Grant Pan, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Acknowledgement

Re: China Sunergy Co., Ltd. (the “Company”) Form 20-F for the fiscal year ended December 31, 2013, filed April 29, 2014, file No. 001-33433

China Sunergy Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), hereby acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing with the Commission;

• the staff of Commission (the “Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing with the Commission; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China Sunergy Co., Ltd.

By:	/s/ Tingxiu Lu
	Name:	Tingxiu Lu
	Title:	Chairman and Chief Financial Officer
	Date:	January 30, 2015